Conexant Systems, Inc. 4000 MacArthur Boulevard, West Tower Newport Beach, California 92660

July 25, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Conexant Systems, Inc. Form 8-K dated April 20, 2005 File No. 000-24923

Ladies and Gentlemen:

                 This letter is in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated June 22, 2005 (the “Comment Letter”) from Lynn Dicker, Review Accountant, Division of Corporation Finance of the SEC, to J. Scott Blouin, Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. (the “Company”). Set forth below is the Staff’s comment contained in the Comment Letter (in bold face type) followed by the Company’s response.

                 In the Company’s response set forth below, the Company is agreeing to make revisions to its disclosures in future filings with the SEC. Such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Form 8-K dated April 20, 2005

1.	We note your response and proposed disclosure to our prior comment 15. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ are included for each separate non-GAAP measure. Please delete this presentation from all future Form 8-K’s.

As indicated in our prior comment, with respect to earnings releases furnished on Form 8-K, if you continue to present non-GAAP information, please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented. In that regard, for each measure you should provide statements about how you use the measure in conducting and evaluating your business, statements about why that measure provides useful information to investors, and a quantified reconciliation to the most directly comparable GAAP measure. Those disclosures should also address the economic substance behind management’s decision to use each non-GAAP measure, the material limitations associated with the use of each non-GAAP financial measure as compared to the use of the most directly

Securities and Exchange Commission	-2-	July 25, 2005

comparable GAAP financial measure, and the manner in which management compensates for those limitations. Please delete the non-GAAP income statements from future press releases or expand to fully comply with the requirements. Show us how you intend to implement this comment.

The Company notes the Staff’s comment and will revise its presentation of non-GAAP financial measures in future earnings releases furnished under Item 2.02 of Form 8-K to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Staff’s FAQ Regarding Use of Non-GAAP Financial Measures for each non-GAAP financial measure presented. See the attached Appendix A for a sample of the Company’s proposed format of earnings release tables with respect to non-GAAP financial measures and Appendix B for a sample of Item 2.02 disclosure which would be included in the Form 8-K filing which furnishes the earnings release document.

Please telephone the undersigned at (949) 483-9955 or, in his absence, Mike Rispoli, Executive Director and Corporate Controller at (949) 483-4028 if you require additional information or wish to comment further orally. If you wish to comment further in writing, please send such comment to the undersigned by facsimile at (949) 483-9910.

Very truly yours,
/s/ J. Scott Blouin

J. Scott Blouin Senior Vice President and Chief Financial Officer

Attachments VIA EDGAR

APPENDIX A CONEXANT SYSTEMS, INC. GAAP Consolidated Condensed Statement of Operations (Unaudited, in Thousands, Except Per Share Amounts)

	Three months ended		Six months ended

	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004

Net revenues (See Note 1)	$169,738	$243,781	$310,359	$421,114
Cost of goods sold (See Note 2)	109,766	142,116	243,231	240,312

Gross margin	59,972	101,665	67,128	180,802
Operating expenses:
Research and development	70,539	53,734	143,080	92,888
Selling, general and administrative	28,362	30,602	58,368	53,411
Amortization of intangible assets	8,140	3,653	16,433	4,608
In-process research and development	—	160,818	—	160,818
Special charges	13,596	5,514	32,853	6,119

Total operating expenses	120,637	254,321	250,734	317,844

Operating loss	(60,665)	(152,656)	(183,606)	(137,042)
Other expense (income), net	11,892	(9,736)	9,137	(35,017)

Loss before income taxes	(72,557)	(142,920)	(192,743)	(102,025)
Provision for income taxes	630	459	1,162	707

Net loss	$(73,187)	$(143,379)	$(193,905)	$(102,732)

Basic and diluted loss per share	$(0.16)	$(0.41)	$(0.41)	$(0.33)

Number of shares used in per share computation
– basic and diluted	470,189	349,968	469,279	313,580

The GAAP consolidated statements of operations include the results of operations of GlobespanVirata, Inc. from February 27, 2004, the date of the Company’s merger with GlobespanVirata. No restatement has been made to earlier periods.

Note 1 – Includes $9.6 million and $17.5 million of pricing adjustments to inventories in the channel during the three and six months ended March 31, 2005, respectively.

Note 2 – Includes $45.0 million of charges related to internal inventory in the six months ended March 31, 2005.

CONEXANT SYSTEMS, INC.
Reconciliation of Non-GAAP Core Financial Measures to GAAP Financial Measures
(Unaudited, in Thousands, Except Per Share Amounts)

	Three months ended		Six months ended

	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004

GAAP operating expenses	$120,637	$254,321	$250,734	$317,844
Non-cash stock compensation (a)	(3,019)	(1,157)	(6,008)	(1,180)
Transitional salaries and benefits (b)	(4,600)	—	(8,935)	—
IP litigation support costs (c)	(2,148)	(570)	(4,345)	(570)
Amortization of intangible assets (d)	(8,140)	(3,653)	(16,433)	(4,608)
In-process research and development (e)	—	(160,818)	—	(160,818)
Special charges (f)	(13,596)	(5,514)	(32,853)	(6,119)

Non-GAAP Core operating expenses	$89,134	$82,609	$182,160	$144,549

GAAP operating loss	$(60,665)	$(152,656)	$(183,606)	$(137,042)
Operating expense adjustments described above (a-f)	31,503	171,712	68,574	173,295
Merger-related inventory impairment (g)	—	812	—	812

Non-GAAP Core operating income (loss)	$(29,162)	$19,868	$(115,032)	$37,065

GAAP net loss	$(73,187)	$(143,379)	$(193,905)	$(102,732)
Operating expense adjustments described above (a-f)	31,503	171,712	68,574	173,295
Merger-related inventory impairment (g)	—	812	—	812
Losses (earnings) of equity method investees (h)	3,371	(651)	6,460	(10,816)
Unrealized (gain) loss on Mindspeed warrant (i)	13,492	2,085	(1,281)	(22,545)
Gain on sale of equity securities (j)	(11,112)	—	(11,112)	—
Write-down (recovery) of investments (k)	(600)	600	(600)	600
Unrealized gain on note receivable from Skyworks (l)	—	(16,456)	—	(11,545)

Non-GAAP Core net income (loss)	$(36,533)	$14,723	$(131,864)	$27,069

Net income (loss) per share, basic:
GAAP	$(0.16)	$(0.41)	$(0.41)	$(0.33)

Non-GAAP Core (m)	$(0.80)	$0.04	$(0.28)	$0.09

Net income (loss) per share, diluted:
GAAP	$(0.16)	$(0.41)	$(0.41)	$(0.33)

Non-GAAP Core (m)	$(0.08)	$0.04	$(0.28)	$0.08

See “Non-GAAP Core to GAAP Adjustments” below.

Non-GAAP Core to GAAP Adjustments

(a)   Non-cash stock compensation charges are based on the intrinsic value of acquired or exchanged unvested stock options in business combinations.

(b)   Transitional salaries and benefits represent amounts earned by employees who have been notified of their termination as part of the Company’s restructuring activities, from the date of their notification. Included in the amounts for the three and six months ended March 31, 2005 are $632 and $928, respectively, of facilities related costs.

(c)   IP litigation support costs are related to one of the Company’s intellectual property litigation matters.

(d)   Non-cash amortization of intangible assets resulting from the Company’s previous business combinations.

(e)   In-process research and development cost was a one-time charge associated with the Company’s merger with GlobespanVirata.

(f)   Special charges consist of asset impairments, restructuring charges, integration costs and other special items.

(g)   Inventory impairment charge for on-hand inventory products which were determined to be obsolete as a result of the Company’s merger with GlobespanVirata.

(h)   Non-operating gains and losses resulting from the Company’s equity method investments.

(i)   Non-operating unrealized gains and losses associated with fair value changes in the Company’s ownership of the Mindspeed warrant accounted for as a derivative instrument.

(j)   Recognized gains on the sales of equity securities in publicly held companies.

(k)   Write downs or recoveries of non-marketable cost basis investments.

(l)   Non-operating unrealized gain associated with the conversion feature of the note receivable from Skyworks which was accounted for as a derivative instrument.

(m)   In periods of net income, the dilutive effect of stock options and warrants under the treasury stock method has been added to basic weighted average shares to compute diluted weighted average shares. For the three and six months ended March 31, 2004, 28,025 and 25,507 shares, respectively, have been added to arrive at non-GAAP diluted weighted average shares.

Non-GAAP Financial Measures

The Company has presented non-GAAP operating expenses, non-GAAP operating income (loss), non-GAAP net income (loss) and non-GAAP basic and diluted net income (loss) per share, on a basis consistent with its historical presentation to assist investors in understanding the Company’s core results of operations on an on-going basis. The non-GAAP financial measures also enhance comparisons of the Company’s core results of operations with historical periods. The Company is providing these non-GAAP financial measures to investors to enable them to perform additional financial analysis and because it is consistent with the financial models and estimates published by analysts who follow the Company. Management believes that these are important measures in the evaluation of the Company’s results of operations. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The non-GAAP financial measures presented by the Company may be different than non-GAAP financial measures presented by other companies.

CONEXANT SYSTEMS, INC. Consolidated Condensed Balance Sheets (Unaudited, in Thousands)

	March 31, 2005	December 31, 2004	September 30, 2004

ASSETS
Current assets:
Cash and cash equivalents (See Note 3)	$ 141,206	$ 132,326	$ 139,031
Marketable securities (See Note 3)	104,613	135,597	163,040
Receivables, net	94,706	92,864	185,037
Inventories	110,098	136,438	194,754
Mindspeed warrant-current portion	3,250	5,634	3,599
Other current assets	22,608	17,521	20,768

Total current assets	476,481	520,380	706,229

Property, plant and equipment, net	51,052	53,266	55,741
Goodwill	718,335	714,852	708,544
Intangible assets, net	122,597	128,947	135,241
Mindspeed warrant	24,316	35,737	23,000
Marketable securities-long term (See Note 3)	117,981	123,266	137,604
Other assets	109,049	112,936	114,163

Total assets	$1,619,811	$1,689,384	$1,880,522

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 92,392	$ 89,171	$ 141,533
Accrued compensation and benefits	33,708	44,511	40,423
Restructuring and reorganization liabilities	24,919	28,205	22,427
Other current liabilities	58,546	51,502	67,044

Total current liabilities	209,565	213,389	271,427

Convertible subordinated notes	711,825	711,825	711,825
Other liabilities	105,590	64,741	68,883

Total liabilities	1,026,980	989,955	1,052,135

Shareholders’ equity	592,831	699,429	828,387

Total liabilities and shareholders’ equity	$1,619,811	$1,689,384	$1,880,522

Note 3 – Total cash, cash equivalents and marketable securities at March 31, 2005, December 31, 2004 and September 30, 2004 are as follows:

	March 31, 2005	December 31, 2004	September 30, 2004

Cash and cash equivalents	$141,206	$132,326	$139,031
Other short-term marketable securities (primarily
mutual funds, domestic government agencies
and corporate debt securities)	10,222	2,587	13,764
Long-term marketable securities (primarily
domestic government agencies and corporate
debt securities)	117,981	123,266	137,604

Subtotal	269,409	258,179	290,399

Equity securities - Skyworks Solutions, Inc.
(6.2 million shares at March 31, 2005,
December 31, 2004 and September 30, 2004)	38,643	58,305	61,767
Equity securities - SiRF Technologies, Inc.
(5.0 million shares at March 31, 2005 and
5.9 million shares at December 31, 2004 and
September 30, 2004)	55,748	74,705	87,509

Subtotal Skyworks and SiRF (See Note 4)	94,391	133,010	149,276

Total cash, cash equivalents and marketable
securities	$363,800	$391,189	$439,675

Note 4 – The decrease in value of Skyworks and SiRF shares from December 31, 2004 to March 31, 2005 was approximately $28.3 million, excluding the sale of 0.9 million shares of SiRF for net proceeds of $10.2 million during the three months ended March 31, 2005.

CONEXANT SYSTEMS, INC.
Selected Other Data
(Unaudited, in Thousands)

	Three months ended March 31,		Six months ended March 31,

	2005	2004	2005	2004

Selected Data:
Depreciation (See Note 5)	$ 4,692	$ 3,670	$ 9,530	$ 6,825
Capital expenditures	10,280	5,045	12,362	9,902

Revenues By Region:
Americas	$ 21,267	$ 25,542	$ 39,706	$ 47,943
Asia-Pacific	132,585	198,298	238,057	338,660
Europe, Middle East and Africa	15,886	19,941	32,596	34,511

	$169,738	$243,781	$310,359	$421,114

Note 5 – Does not include amortization of intangible assets, as applicable.

APPENDIX B

Non-GAAP Financial Measures

The non-GAAP financial measures contained in the attached press release are a supplement to the corresponding financial measures prepared in accordance with generally accepted accounting principles (GAAP). The non-GAAP financial measures presented exclude non-cash and non-core operating and non-operating items as described in the Non-GAAP Core to GAAP Adjustments section in the press release and in the discussion below. The Non-GAAP Core to GAAP Adjustments exclude (i) recognized gains and losses related to (a) the sale of equity securities, (b) derivative financial instruments, and (c) other investments accounted for using the equity method of accounting, held as a result of a series of transactions that transformed the Company from a broad based communications semiconductor supplier into a family of focused companies serving distinct markets, (ii) certain non-cash charges related to the Company’s business combinations, primarily the merger with GlobespanVirata, (iii) one time charges, integration costs and other expenses related to the Company’s merger with GlobespanVirata, and (iv) restructuring, asset impairment and other charges related to the Company’s business restructurings and transition of resources to low cost regions. Management of the Company believes that the Company’s core results of operations include (i) the sale of its products and related costs and gross margin, (ii) its on-going cash operating expenses to develop products and related selling, general and administrative functions, (iii) interest income from its cash and marketable securities and (iv) its debt service and income tax expense. Please refer to the Reconciliation of Non-GAAP Core Financial Measures to GAAP Financial Measures in the press release for a quantitative reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures.

The Company has presented non-GAAP operating expenses, non-GAAP operating income (loss), non-GAAP net income (loss) and non-GAAP basic and diluted net income (loss) per share, on a basis consistent with its historical presentation to assist investors in understanding the Company’s core results of operations on an on-going basis. The non-GAAP financial measures also enhance comparisons of the Company’s core results of operations with historical periods. The Company is providing these non-GAAP financial measures to investors to enable them to perform additional financial analysis and because it is consistent with the financial models and estimates published by analysts who follow the Company. Management believes that these are important measures in the evaluation of the Company’s results of operations. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The non-GAAP financial measures presented by the Company may be different from non-GAAP financial measures used by other companies.

The Company has presented the following non-GAAP financial measures:

1)	Non-GAAP Core operating expenses:

The use of this non-GAAP financial measure allows management of the Company to quantify and discuss the core operating expenses of the business on an on-going basis. Items excluded from this non-GAAP financial measure consist of non-cash and non-core operating expenses more fully described in items (a) through (f) in the Non-GAAP Core to GAAP Adjustments section of the press release. Management presents non-GAAP operating expenses to enable investors to understand the core on-going operating expenses of the Company. Management uses this non-GAAP financial measure in its evaluation of the Company’s core results of operations and trends between fiscal periods and believes this measure is an important component of its internal performance measurement process. In addition, the Company prepares and maintains its budgets and forecasts for future periods on a basis consistent with this non-GAAP financial measure. This non-GAAP financial measure has certain limitations in that it does not reflect all of the operating costs and other costs and expenses related to the Company’s business and may not be indicative of the cash flows from operations as determined in accordance with GAAP. Management compensates for these limitations by reviewing the Company’s cash flows from operations which include all operating expenses of the Company.

2)	Non-GAAP Core operating income (loss), Non-GAAP Core net income (loss), Non-GAAP Core net income (loss) per share, basic and diluted:

These non-GAAP financial measures are mathematical subtotals, totals and resultant computations after considering the non-GAAP adjustments and measure discussed above and in items (g) through (m) in the Non-GAAP Core to GAAP Adjustments section of the press release. Management presents these non-GAAP financial measures to enable investors to understand the core on-going results of operations of the Company. Management uses these non-GAAP financial measures in its evaluation of the Company’s core results of operations and trends between fiscal periods and believes these measures are an important component of its internal performance measurement process. In addition, the Company prepares and maintains its budgets and forecasts for future periods on a basis consistent with these non-GAAP financial measures. These non-GAAP financial measures have certain limitations in that they do not reflect all of the operating costs and other costs and expenses related to the Company’s business and may not be indicative of the cash flows from operations as determined in accordance with GAAP. Management compensates for these limitations by reviewing the Company’s cash flows from operations which include all costs and expenses of the Company.